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Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MENS JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL